SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE SCHEDULES THIRD QUARTER FISCAL 2016

FINANCIAL RESULTS CONFERENCE CALL AND ANNOUNCES A CHANGE IN ITS

BOARD OF DIRECTORS

November 24, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, today announced that it will release its financial results for the fiscal 2016 third quarter ended September 30, 2016, after the market closes on Tuesday, November 29, 2016.

Snipp management will host a conference call and live webcast for analysts and investors on Wednesday, November 30, 2016 at 12:00 p.m. (noon) Eastern Time to discuss the Company's financial results.

To listen to the live conference call, parties in the United States and Canada should dial 888-490-2763, access code 2597214. International parties should call 719-457-1506 using the same access code 2597214. Please dial in approximately 15 minutes prior to the start of the call.

A live and archived webcast of the conference call will be accessible on the "Investors" section of the Company's website under "Presentations" at www.snipp.com. To access the live webcast, please log in 15 minutes prior to the start of the call to download and install any necessary audio software.

The Company also announces the resignation of Conrad Swanson from its board of directors. Mr. Swanson was the longest serving director having first sat on the board of the original Capital Pool Company, Alya Ventures Ltd., that was formed on January 21st, 2010 and that eventually through a Qualifying Transaction on March 1st, 2012 became Snipp Interactive Inc.

“Snipp is at the brink of becoming a massively disruptive player in the promotions and loyalty industry,” said Mr, Swanson, “With disruptive new products having launched, a financing facility in place and the successful integration of its past acquisitions, I felt that the time has come for me to pass the baton on to more knowledgeable industry specialists to help the company get to the next level.”

The Board is grateful for Mr. Conrad’s valuable guidance, service and contribution over the last six years and wishes him continued success in his future endeavors.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.